SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R 202, 69036R 103
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R 202, 69036R 103	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,399,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,399,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,766,268*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.1%**
14	TYPE OF REPORTING PERSON PN/IA

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,726,271 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 31, 2015, as reported on the Form S-1 of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on June 26, 2015, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,399,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,399,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,766,268*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.1%**
14	TYPE OF REPORTING PERSON OO

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,726,271 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 31, 2015, as reported on the Form S-1 of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on June 26, 2015, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,399,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,399,028
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 57,766,268*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.1%**
14	TYPE OF REPORTING PERSON IN

* For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Persons is calculated based on an aggregate of 49,399,028 shares of Class A Common Stock and 8,367,240 shares of Class A Common Stock issuable upon the exercise of 8,367,240 Warrants, in each case held by such Reporting Persons as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

** The applicable percentage beneficially owned by the Reporting Persons as shown herein is computed based on an aggregate of 310,726,271 shares of Class A Common Stock, par value $0.01 per share, outstanding as of March 31, 2015, as reported on the Form S-1 of Overseas Shipholding Group, Inc. filed with the Securities and Exchange Commission on June 26, 2015, as well as 8,367,240 Warrants.

CUSIP No. 69036R 202, 69036R 103	SCHEDULE 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As disclosed in the press release issued by the Company on August 4, 2015, Joseph Kronsberg, a Portfolio Analyst at CCP was appointed to the board of directors of the Company effective August 3, 2015.

CUSIP No. 69036R 202, 69036R 103	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 5, 2015

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim